FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January, 2009

ZAB Resources Inc.

Filer# 0-16353

Suite 1501, 700 West Georgia Street

Vancouver, British Columbia

Canada V7Y 1A1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBIT

Exhibit

99.1     Material Change dated January 27, 2009 (re: NR   January 27, 2009)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zab Resources Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date:  January 30, 2009

Exhibit 99.1 Material Change Report dated January 27, 2009

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

ZAB RESOURCES INC.

Suite 1501 – 700 West Georgia Street

TD Tower, PO Box 10047, Pacific Centre

Vancouver, BC  V7Y 1A1

2.

Date of Material Change

January 27, 2009

3.

News Release

News release was issued on January 27, 2009 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Zab Resources Inc. announces the results of the Diamond Drilling Program on the Hope Creek Property.

5.

Full Description of Material Change

January 27, 2009 -- Zab Resources Inc. (“Zab” or the "Company") is pleased to announce the results obtained from the diamond drilling program which was conducted during October 28 – November 3, 2008 on its optioned Hope Creek Property which is located in the Lillooet Mining Division in the Province of British Columbia.

The diamond drilling program was targeted at disseminated and shear hosted mineralization in a complex acid to intermediate phase volcanogenic environment. Earlier work by the property owners had indicated zinc mineralization in a shear structure and related copper / zinc soil geochemical anomalies in the areas sampled.

Three diamond drill holes were completed in the program. The first was located to undercut a shear zone structure containing zinc values while holes 2 and 3 were drilled to undercut a zone of elevated copper / zinc geochemistry in soils and rock chip samples. All holes intersected a complex assemblage of dacite, dacitic tuff, rhyolite, rhyolite porphyry and andesite porphyry.

DDH Hope 08-01 did not locate the shear hosted zinc mineralization near the top of the hole but did intersect 1.65% Zn and 671 ppm Cu over 1.5 m at a depth of 73 m. At 81.5 m a broad zone of mineralization was intersected with the best section returning 0.21 g/t Au, 3.6 g/t Ag , 1355 ppm Cu, 3094 ppm Pb and 475 ppm Zn over 1.5 m. The completed hole was heavily pyritized (1-5% as disseminations and wispy stringers) and the sporadic presence of pink rhodonite is noteworthy. Elevated zinc values from 100 – 400 ppm are present throughout the completed hole.

DDH’s Hope 08-02 and Hope 08-03 returned lower grade values within a large zinc anomalous area with broad zones averaging 100 – 300 ppm Zn over 10-20 m. Again, both drill holes were heavily pyritized.

All diamond drill core samples were split using a mechanical sample splitter for the NQ core with ½ the core sample stored and marked in the core box in secure storage with the remaining ½ core sample shipped to EcoTech Laboratories Ltd. in Kamloops, B.C. Canada. All gold results are by fire assay using industry standard methods and all samples were also analyzed using ICP methods.  All ICP results for base metals greater than 10,000 ppm were further analysed using industry standard assay procedures.

The diamond drilling program detailed above was conducted by and was under the direct supervision of J.W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.  Mr. J.W. Murton is a director of Zab and is responsible for the technical information presented in this news release.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.ZABRESOURCES.com or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222 .

On Behalf of the Board,

ZAB Resources Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President & CEO

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 27th day of January, 2009.